Exhibit 99.1

Summary of Consolidated Financial Results

For the Nine-Month Period Ended December 31, 2018

[Japanese GAAP]

February 14, 2019

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	February 14, 2019
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	No

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Nine-Month Period Ended December 31, 2018 (from April 1, 2018 to December 31, 2018)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Nine-month period	Net sales		Operating income/loss		Ordinary income/loss		Net income/loss attributable to owners of the parent
ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2018	8,407	(7.5)	240	—	268	—	131	—
December 31, 2017	9,088	10.2	(435)	—	(466)	—	(1,355)	—

Note:    Comprehensive income/loss

Nine-month period ended December 31, 2018	¥259 million [—%]
Nine-month period ended December 31, 2017	¥(1,073) million [—%]

Nine-month period	Net income/loss per share (basic)	Net income per share (diluted)
ended	Yen	Yen
December 31, 2018	3.45	3.30
December 31, 2017	(35.66)	—

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
December 31, 2018	13,703	4,683	32.1
March 31, 2018	14,465	4,353	28.0

Reference: Equity

As of December 31, 2018	¥4,403 million
As of March 31, 2018	¥4,048 million

Note:   The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (ASBJ) Statement No. 28 of February 16, 2018) is applied effective from the beginning of the three-month period ended June 30, 2018. Major management indicators for the nine-month period ended December 31, 2017, and for the fiscal year ended March 31, 2018, are presented after applying the accounting standard above retrospectively.

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2018	—	0.00	—	0.00	0.00
Year ending March 31, 2019	—	0.00	—
Year ending March 31, 2019 (Forecast)				3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2019 (from April 1, 2018 to March 31, 2019)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2019	11,421	(6.5)	246	38.4	139	—	14	—	0.37

Note: Changes from the latest consolidated forecasts: Yes

Notes:

(1)     Changes in important subsidiaries during the nine-month period ended December 31, 2018 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1)	Changes in accounting policies associated with the revision of accounting standards:	Yes
2)	Changes in accounting policies other than in 1) above:	None
3)	Changes in accounting estimates:	None
4)	Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of December 31, 2018:	38,123,862 shares
As of March 31, 2018:	38,029,862 shares

2)  Number of treasury stock

As of December 31, 2018:	696 shares
As of March 31, 2018:	630 shares

3)  Average number of issued and outstanding shares during the nine-month period ended

December 31, 2018:	38,090,773 shares
December 31, 2017:	38,002,308 shares

*      This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of any results of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2018		2

	(1)	Explanations regarding the operating results	2

	(2)	Explanations regarding the consolidated financial position	4

	(3)	Explanations regarding the forecasts for the consolidated financial results	5

2.	Quarterly Consolidated Financial Statements		6

	(1)	Quarterly consolidated balance sheets	6

	(2)	Quarterly consolidated statements of income and consolidated statements of comprehensive income	8

	(3)	Notes to the quarterly consolidated financial statements	10

		Going-concern assumptions	10

		Significant changes in shareholders’ equity	10

		Specific accounting treatments for the preparation of the quarterly consolidated financial statements	10

		Changes in accounting policies	10

		Segment information	11

		Supplementary information	12

		Significant subsequent events	12

3.	Other		13

		Significant matters on the premise of going concern	13

1.              Qualitative Information on Financial Results for the Nine-Month Period Ended December 31, 2018

The forecasts included in this summary are based on the assumptions determined to be reasonable by the Company and its consolidated subsidiaries (the “Group”) as of December 31, 2018. The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the beginning of the three-month period ended June 30, 2018. The Group performed a comparative analysis of the financial position as of December 31, 2018, with that as of December 31, 2017, after applying the accounting standard above retrospectively.

(1)     Explanations regarding the operating results

The Group operates under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of its sophisticated information analysis technologies, particularly a proprietary artificial intelligence (AI)-based search engine called KIBIT, to create an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, healthcare, and nursing.

In the Legal Tech business, the eDiscovery market (contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically stored information in companies subject to the eDiscovery process, while the pressure for lower prices of analysis service per data volume grows stronger each year. In the coming years, the market could evolve and shift in favor of vendors with their own eDiscovery tools, which enable them to improve their operational efficiency through technology. The Group focused on creating a cross-border operating platform to win projects from companies in Asia through practical application of its proprietary eDiscovery support system,”Lit i View (LiV),” to the fullest extent, leveraging the LiV’s processing capability for Asian language eDiscovery, the efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the entire eDiscovery process for its customers. Amid the increase in large-scale projects, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate, and assess projects on a group-wide basis rather than on a business location basis. These marketing efforts have gradually developed and cultivated closer relationships with leading U.S. law firms, and succeeded in generating steady progress, particularly in terms of the growth in opportunities that have potential to explore and exploit future engagements. However, due to failure in capturing certain large projects that the Legal Tech business was aiming to win in the second half of the fiscal year ending March 31, 2019 and schedule changes in other projects, realizing improvements in business performance may need more time and effort than initially expected. In conjunction with the above-described marketing efforts, the Group is committed to capturing new business opportunities by securing chances of winning contracts and, thus, increasing sales in the Legal Tech business through stepping up efforts to build relationships with companies in Asia, leading law firms in the U.S., and U.S.-based subsidiaries of existing customers . Furthermore, as identified as a focal point of the technology field for the fiscal year ending March 31, 2019, the Group has commenced the development of the second generation of the eDiscovery support system, LiV, which it believes will make a quantum leap forward in improving the operational efficiency of the eDiscovery project-related work for its medium- to long-term growth. The development work is on schedule and progressing towards the release of the second generation LiV in the fiscal year ending March 31, 2020.

In the AI Solution business, the Group performed well in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 144 in the AI Solution business, which employs a stock business model. As a result, net sales in the overall AI Solution business for the nine-month period ended December 31, 2018 increased steadily by 25.0% as compared to the same period in the prior year. In Japan’s AI market, while the labor population is expected to shrink, initiatives for a revolution in working practices that pursue further enhancement in productivity and the level of automation in the workplace are accelerating the creation of more investment opportunities in this market. The Company has embarked on expanding businesses ahead of its peers in the field of multi-language analytics by AI, provided practical AI solutions to address a wide array of operational issues, and steadily accumulated experience and credibility over the years in this field. As a result, according to ITR Market View: AI Market 2018, a market survey report issued by ITR Corporation, the Company holds the number one market share position in Japan in the field of multi-language analytics by AI for three consecutive years from 2016 (prediction for 2018) and continues to enhance its market presence as a provider of AI solutions. In order to meet customers’ needs more closely and early on, the Company has been working to strengthen and expand its presence in the existing fields of finance and intellectual property, while focusing on the development of marketing partners to exploit new opportunities in the untapped sectors and accelerate its business expansion.

In the healthcare field, the Group has begun to provide the “New Candidate Medications Discovery” technology to pharmaceutical companies using the new AI-based search engine featuring objectivity, transparency and reproducibility called “Concept Encoder (CE).”  Application of vectorization technology enables CE to learn various literature, including papers and patents on disease-related genes, drug development target molecules, and candidate chemical compounds, and series of numerical data, such as gene expression analyses available in public databases and obtained through in-house researches. This allows researchers to conduct integrated analyses of relationships between the data and working hypotheses of drug discovery and is expected to improve significantly the speed and comprehensiveness with respect to searches of drug development target molecules and selection processes of candidate chemical compounds, quickly leading researchers to concrete candidates to target for new drugs. The Group will continue to build on the strength of CE that enables statistical verification of analysis processes (non-black-box attribute) and promote the utilization of big data and delivery of solutions in the healthcare field.

As a result, in the consolidated operating results for the nine-month period ended December 31, 2018, the Group recorded net sales of 8,407,752 thousand yen (a 7.5% decreaseover the same period of the previous year), operating income of 240,566 thousand yen (operating loss of 435,021 thousand yen for the same period of the previous year), ordinary income of 268,634 thousand yen due to foreign exchange gain of 104,308 thousand yen arising from changes in exchange rates between Japanese yen and currencies in which receivables and payables of subsidiaries recorded by the Company are denominated (ordinary loss of 466,859 thousand yen for the same period of the previous year), and net income attributable to owners of the parent of 131,281 thousand yen (net loss attributable to owners of the parent of 1,355,147 thousand yen for the same period of the previous year). The Group’s operating results moved back into the black at all profit levels.

The following is an overview of the financial results of each business segment for the nine-month period ended December 31, 2018:

Legal Tech business

1)            eDiscovery services

Net sales from eDiscovery services were driven by steady sales of cross-border projects in South Korea and Taiwan. Meanwhile, the Group was unsuccessful in winning some of the U.S. Department of Justice-related projects that were initially expected to contribute to increasing sales in the current period, and, in addition, there was a schedule change in some of those projects. As a result, net sales from eDiscovery services stood at 7,187,949 thousand yen, a decrease of 12.0 % from the same period of the previous year.

2)            Forensic services

Net sales from forensic services were 403,627 thousand yen, an increase of 51.3 % from the same period of the previous year, due to acquiring of large-scale research projects in Japan.

As a result, net sales of the Legal Tech business were 7,591,577 thousand yen, a decrease of 10.0% from the same period of the previous year. However, operating income for the Legal Tech business stood at 315,110 thousand yen, an improvement from an operating loss of 105,507 thousand yen for the same period of the previous year, as a result of stringent project management and cost-cutting measures undertaken through structural reforms in the U.S. subsidiary.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
1. eDiscovery services	Review	1,962,426
		(2,295,242)
	Collection and Process	1,468,129
		(2,200,049)
	Hosting	3,757,393
		(3,673,902)
	Total	7,187,949
		(8,169,194)

2. Forensic services		403,627
		(266,822)

Total net sales for the Legal Tech business		7,591,577
		(8,436,017)

The amounts in parentheses are net sales for the same period of the previous year.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	3,432,898
(3,473,673)

United States and Europe	4,158,679
(4,962,344)

Total net sales for the Legal Tech business	7,591,577
(8,436,017)

The amounts in parentheses are net sales for the same period of the previous year.

AI Solution business

In the AI Solution business, achievement from the pipeline, such as robust performance in Japan in the area of solutions for financial institutions in the business intelligence field, aided in steadily building up the scale of business operations.

Net sales from the AI Solution business were 816,175 thousand yen, an increase of 25.0% from the same period of the previous year. However, new business-related costs of 890,719 thousand yen for new product development, sales, and marketing activities led to an operating loss of 74,544 thousand yen (operating loss of 329,513 thousand yen for the same period of the previous year). Expenses related to back-office divisions of the Company of 146,080 thousand yen were allocated to the AI Solution business.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
AI Solution business	Business intelligence	662,487
		(408,236)
	Healthcare	76,035
		(88,981)
	AI Solution-overseas	77,653
		(155,606)

Total net sales from the AI Solution business		816,175
		(652,824)

The amounts in parentheses are net sales for the same period of the previous year.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 761,465 thousand yen to 13,703,867 thousand yen compared with the end of the same period of the previous year.

Current assets decreased by 885,597 thousand yen to 7,194,754 thousand yen compared with the end of the same period of the previous year. This was attributable primarily to a decrease of 577,481 thousand yen in cash and deposits due to repayments of loans payable and a decrease of 439,556 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 124,131 thousand yen to 6,509,113 thousand yen compared with the end of the same period of the previous year. This was attributable primarily to an increase of 164,360 thousand yen in software due to the production of internally-developed software.

(Liabilities)

Total liabilities decreased by 1,091,603 thousand yen to 9,020,128 thousand yen compared with the end of the same period of the previous year.

Current liabilities increased by 664,015 thousand yen to 4,803,155 thousand yen compared with the end of the previous year. This was attributable primarily to a net effect of a decrease of 400,000 thousand yen in short-term loans payable due to repayments and an increase of 1,250,000 thousand yen in the current portion of bonds with subscription rights to shares due to reclassification of the convertible bond due within one year from noncurrent liabilities to current liabilities.

Noncurrent liabilities decreased by 1,755,618 thousand yen to 4,216,972 thousand yen compared with the end of the same period of the previous year. This was mainly due to transfer of 457,301 thousand yen in long-term loans payable and 1,250,000 thousand yen in bonds with subscription rights to shares to current liabilities.

(Net Assets)

Total net assets increased by 330,137 thousand yen to 4,683,739 thousand yen compared with the end of the same period of the previous year. This was primarily attributable to an increase of 51,860 thousand yen in capital stock due to an exercise of stock options, an increase of 50,860 thousand yen in capital surplus, an increase of 131,281 thousand yen in retained earnings due to net income attributable to owners of the parent , and an increase of 117,234 yen in foreign currency translation adjustment.

(3)     Explanations regarding the forecasts for the consolidated financial results

Refer to the separate press release issued today, February 14, 2019, titled “Revision of Forecasts” for the consolidated operating forecasts for the year ending March 31, 2019.

Note:      The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2018	As of December 31,2018
Assets
Current assets
Cash and deposits	5,130,620	4,553,139
Notes and accounts receivable-trade	2,631,007	2,191,450
Merchandise	37,313	10,921
Supplies	3,425	2,753
Other	359,050	492,526
Allowance for doubtful accounts	(81,065)	(56,036)
Total current assets	8,080,351	7,194,754
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	147,357	134,798
Vehicles, net	3,320	2,331
Tools, furniture and fixtures, net	445,924	457,530
Leased assets, net	166,249	115,937
Other, net	—	15,199
Total property, plant and equipment	762,851	725,798
Intangible assets
Software	673,275	837,635
Goodwill	1,807,080	1,771,517
Customer-related assets	1,671,594	1,636,483
Other	232,171	251,908
Total intangible assets	4,384,121	4,497,544
Investments and other assets
Investment securities	848,714	854,114
Guarantee deposits	124,074	161,637
Long-term deposits	212,480	222,000
Deferred tax assets	—	13,640
Other	52,739	34,377
Total investments and other assets	1,238,008	1,285,769
Total noncurrent assets	6,384,981	6,509,113
Total assets	14,465,333	13,703,867

(Thousands of yen)

	As of March 31, 2018	As of December 31, 2018
Liabilities
Current liabilities
Accounts payable-trade	143,900	78,017
Short-term loans payable	1,500,000	1,100,000
Current portion of long-term loans payable	960,949	980,113
Current portion of bonds with subscription rights to shares	—	1,250,000
Accounts payable-other	275,411	299,497
Income taxes payable	223,930	52,365
Provision for bonuses	16,094	87,377
Provision for loss on business liquidation	190,847	76,542
Other	828,007	879,242
Total current liabilities	4,139,140	4,803,155
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	—
Long-term loans payable	4,044,314	3,587,013
Deferred tax liabilities	194,914	190,854
Liabilities for retirement benefits	40,836	52,114
Asset retirement obligations	45,248	45,628
Other	397,276	341,361
Total noncurrent liabilities	5,972,591	4,216,972
Total liabilities	10,111,731	9,020,128
Net assets
Shareholders’ equity
Capital stock	2,507,346	2,559,206
Capital surplus	2,292,432	2,343,293
Retained earnings	(728,370)	(597,088)
Treasury stock	(26)	(90)
Total shareholders’ equity	4,071,382	4,305,321
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	514,209	517,956
Foreign currency translation adjustment	(537,339)	(420,105)
Total accumulated other comprehensive (loss) income	(23,129)	97,851
Subscription rights to shares	265,884	234,012
Noncontrolling interests	39,464	46,553
Total net assets	4,353,601	4,683,739
Total liabilities and net assets	14,465,333	13,703,867

(2)     Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the nine-month period ended December 31, 2018

(Thousands of yen)

	For the nine-month period ended December 31, 2017	For the nine-month period ended December 31, 2018
Net sales	9,088,841	8,407,752
Cost of sales	5,470,259	4,730,924
Gross profit	3,618,582	3,676,828
Selling, general and administrative expenses	4,053,603	3,436,262
Operating (loss) income	(435,021)	240,566
Nonoperating income
Interest income	1,037	1,537
Dividend income	11,250	14,400
Foreign exchange gains	—	104,308
Rent income	15,723	—
Other	6,379	1,711
Total nonoperating income	34,390	121,957
Nonoperating expenses
Interest expenses	42,220	32,206
Foreign exchange losses	15,523	—
Syndicated loan fees	4,395	34,209
Other	4,089	27,472
Total nonoperating expenses	66,229	93,889
Ordinary (loss) income	(466,859)	268,634
Special income
Gain on sale of noncurrent assets	449	—
Gain on reversal of subscription rights to shares	7,847	24,230
Total special income	8,297	24,230
Special losses
Impairment loss	73,160	8,919
Loss on retirement of noncurrent assets	645	5,784
Restructuring expenses	770,552	—
Total special losses	844,358	14,704
(Loss) income before income taxes	(1,302,920)	278,161
Income taxes	45,786	139,790
Net (loss) income	(1,348,707)	138,370
Net income attributable to noncontrolling interests	6,439	7,089
Net (loss) income attributable to owners of the parent	(1,355,147)	131,281

Consolidated statements of comprehensive income for the nine-month period ended December 31, 2018

(Thousands of yen)

	For the nine-month period ended December 31, 2017	For the nine-month period ended December 31, 2018
Net (loss) income	(1,348,707)	138,370
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	263,505	3,746
Foreign currency translation adjustment	11,922	117,234
Total other comprehensive income	275,428	120,980
Comprehensive (loss) income	(1,073,279)	259,351
Comprehensive (loss) income:
Comprehensive (loss) income attributable to owners of the parent	(1,079,718)	252,262
Comprehensive income attributable to noncontrolling interests	6,439	7,089

(3)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the same period of the previous year.

Specific accounting treatments for the preparation of the quarterly consolidated financial statements

Income tax expenses are calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the nine-month period pertains and multiplying income before income taxes for the nine-month period by the estimated effective tax rate.

Changes in accounting policies

The Group applies the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions,” (ASBJ Practical Issues Task Force (PITF) No. 36 of January 12, 2018) for transactions granting employees and other eligible individuals stock acquisition rights, which involve considerations, with vesting conditions (the “Transactions”), on or after April 1, 2018, and accounts for the Transaction in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

Regarding the application of the PITF No. 36, however, the Group adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36 and continues to account for the Transactions that took place before April 1, 2018, in accordance with the previous accounting policies.

Segment information

I. Nine-month period of the previous year (from April 1, 2017 to December 31, 2017)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					quarterly
					consolidated
	Reportable segment			Adjustments	financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	8,436,017	652,824	9,088,841	—	9,088,841
(2) Intersegment sales and transfers	—	—	—	—	—
Total	8,436,017	652,824	9,088,841	—	9,088,841
Segment losses	(105,507)	(329,513)	(435,021)	—	(435,021)

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment losses are equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant and equipment)

The AI Solution segment recognized impairment losses of 73,160 thousand yen in property, plant and equipment, held in the healthcare field, which are not expected to be used in the future.

II. Nine-month period of the current year (from April 1, 2018 to December 31, 2018)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment			Adjustments	Amounts reported in the quarterly consolidated financial
	Legal Tech	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	7,591,577	816,175	8,407,752	—	8,407,752
(2) Intersegment sales and transfers	—	—	—	—	—
Total	7,591,577	816,175	8,407,752	—	8,407,752
Segment profits (losses)	315,110	(74,544)	240,566	—	240,566

Notes:

(1)    The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2)    Total segment profits (losses) are equal to operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant, and equipment)

The AI Solution segment recognized impairment losses of 8,919 thousand yen in property, plant, and equipment, held in the business intelligence field, which are not expected to be used in the future.

4)  Matters relating to changes in reportable segments

From the three-month period ended March 31, 2018, reportable segments, namely Japan (Legal), USA, and Other,

are aggregated and renamed to “Legal Tech.” In addition, Japan (AI) and Other are aggregated into a single segment called “AI Solution” to better reflect the economic characteristics and nature of the products.

Segment information for the nine-month period ended December 31, 2017, presented as comparative information for the nine-month period ended December 31, 2018, is prepared under the new segment categories for the calculation of profit or loss, which is different from profit or loss disclosed as the segment information in the previous fiscal year period.

In addition, the Group modified the classification and allocation of selling, general and administrative expenses, associated with the change in the management classification, effective from the three-month period ended June 30, 2018, and the segment information for the nine-month period ended December 31, 2017, is presented under the new classification.

Supplementary information

The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28 of February 16, 2018) effective from the three-month period ended June 30, 2018, and presents deferred tax assets under investments and other assets, and deferred tax liabilities under noncurrent liabilities.

Significant subsequent events

Allotment of subscription rights

The board of directors of the Company resolved the allotment of the 23rd subscription rights to shares at the meeting held on February 4, 2019, in accordance with the “Issuance of Subscription Rights to Shares as Stock Options” resolved at the 15th ordinary general meeting of shareholders held on June 30, 2018.

1.              Issuance date of subscription rights: February 5, 2019

2.              Number of subscription rights issued: 1,700 (100 shares of common stock for every subscription right to shares)

3.              Issue price of subscription rights: Issued without consideration

4.              Class and number of shares for subscription rights: Common stock of the Company, 170,000 shares

5.              Amount to be paid upon the exercise of subscription rights: 793 yen per share

6.              Exercise period of subscription rights: From February 6, 2022 to February 5, 2025

7.              Roles of person eligible for the subscription rights and the numbers thereof:

(1)         Directors of the Company: 4, Number of subscription rights: 500

(2)         Directors of the subsidiaries of the Company: 1, Number of subscription rights: 50

(3)         Corporate officers of the Company: 3, Number of subscription rights: 150

(4)         Employees of the Company: 64 employees, Number of subscription rights: 730

(5)         Employees of the subsidiaries of the Company: 44 employees, Number of subscription rights: 270

3.              Other

Significant matters on the premise of going concern

The Group has experienced events or circumstances which gave rise to material doubts as to the assumption of a going concern resulting from the fact that the Group recorded consolidated ordinary loss for the second consecutive year in the fiscal year ended March 31, 2018, which resulted in the Group’s violation of financial covenants included in certain loan agreements with financial institutions.

However, the financial institutions and the Company have reached an agreement under which the financial institutions will forebear on exercising any remedies for the time being, and therefore, the Group concluded that a significant uncertainty as to the assumption of a going concern does not exist.

In the Legal Tech business, the Group expects that the measures taken beginning from the fiscal year ended March 31, 2018, such as establishment of a cross-border marketing framework and reinforcement of the business operational structure of the U.S. subsidiary, will contribute to generating profits over the fiscal year ending March 31, 2019. In the AI Solution business, the Group plans to develop new business areas and marketing partners in order to accelerate its business expansion in addition to further growth in the existing areas, such as finance and intellectual properties. In the health care field, the Group plans to continue to provide operational improvement consulting services to the pharmaceutical sector and medical device manufacturers and focus on winning joint research and/or contracted development projects. In the nine-month period ended December 31, 2018, the Group has achieved profitable results reporting operating income of 240,566 thousand yen (operating loss of 435,021 thousand yen for the same period of the previous year) and ordinary income of 268,634 thousand yen (ordinary loss of 466,859 thousand yen for the same period of the previous year). Through these measures, the Group will strive for the earliest resolution of the current circumstances for the sake of future growth of the businesses and improvement of its operating results and financial position.

***

This report is solely a translation of the “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only, and the original Japanese version will prevail as the official authoritative version.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; the ability of FRONTEO to successfully establish a cross-border marketing framework and reinforce the business operational structure of the U.S. subsidiary; the ability of and speed at which the AI Solution business can develop new business areas and marketing partners; expectations regarding demand for, and market acceptance of, FRONTEO’s services; the ability of FRONTEO to win joint research and/or contracted development projects; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.